Memorandum of Understanding

This Memorandum of Understanding (“MoU”) is between Social Investment Managers and Advisors llc, a Delaware limited liability company registered with company number 5783072 whose registered office is at 157 Columbus Avenue Suite 512, New York, NY 10023, (“SIMA”), and, Agro Supply Limited, a private company limited by shares registered in Uganda having its registered office at Plot 20 Ntinda View Crescent, Naguru, Kampala, Uganda (“Agro Supply ”.)

A.General Understandings

1.The purpose of this MoU is to guide the parties respecting potential crowdlending campaigns on www.sowgoodinvestments.com in order to use best efforts to conduct digital marketing campaigns to fundraise for and facilitate an initial $300,000 loan (“Loan”), sourced from US crowdlenders and provided to Agro Supply. Upon successful completion of an initial loan, the parties expect to add successive Sow Good digital marketing campaigns to cumulate a total of up to $2 million in loans (“Loans”) to Agro Supply.

2.SIMA is an SEC registered investment manager, and manages the SIMA Off-Grid Solar and Financial Access Senior Debt Fund I B.V. (“Fund I”), the SIMA Emerging Distributor Finance Fund B.V., the Energy Access Relief Fund B.V., the SIMA Commercial and Industrial Solar Green Bond, B.V. and other impact investments. SIMA also has advised MicroEquity Investors LLC which has an outstanding to Agro Supply. Accordingly, SIMA is well positioned to work with Agro Supply to present the particular attributes (business and impact) of Agro Supply as an attractive crowdlending impact investment opportunity. SIMA agrees to seek Agro Supply’s approval for disclosures of non- public information for marketing purposes and to abide by any mutual non-disclosure agreement between to parties.

3.SIMA manages Sow Good Investments www.sowgoodinvestments.com (“Sow Good”) one of the first impact investment crowdlending platforms in the United States. Sow Good is designed to conduct online and social media campaigns to attract US individual crowdlender investors, and facilitate loans to borrower companies which provide financial returns and report on social and environmental impact.

a.In terms of digital marketing and to help ensure successful crowdlending campaigns, SIMA has engaged Funded Inc. www.funded.com a Calofornia-based digital marketing and investor acquisition firm with wide experience in conducting successful crowdlending campaigns. Funded will work with SIMA and Agro Supply to develop and conduct SowGood’s crowdlending campaigns for the loans to Agro Supply.

b.SIMA has engaged Kunzler Bean & Adamson LLP, based in Salt Lake City, a law firm with extensive experience in securities approvals from the Securities and Exchange Commission (SEC) in the US and crowdlending, to assist SIMA in obtaining legal and regulatory approvals for the Sow Good loans.

4.Agro Supply is a well established Uganda -agricultural supply company that builds the resilience of smallholder farmers with climate-smart agriculture by using a save-to-buy layaway model to enable debt-free financing options for climate-resilient agri products and services. Its investors, funders and stakeholders include well-known impact investors. Agro Supply intends to help supply laregr numbers of farmers and it is intended that the eventual Sow Good loans will help to finance this growth. Sow Good intends to conduct marketing campaigns which generally familiarize US crowdlenders with Agro Supply’s business performance, business model, products and product delivery, how the products beneficially impact farmers, etc. Agro Supply’s profile is expected to align well with the interests of US crowdlenders, especially in terms of innovation, strong business performance, demonstrable social and environmental impacts at the customer level, etc. Along with excellent business performance, impacts such as increased employment, reduced CO2 emmissions, are compelling and align with UN Sustainable Development Goals (SDGs) 1,6, 15, and others.

5.SIMA has obtained USAID funding to provide credit enhancement to crowdlenders on the Sow Good platform. SIMA will use its best efforts to enhance any eventual Agro Supply Loan with this protection, and thus increase the Loan’s attractiveness to US crowdlenders.

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6.Agro Supply is interested to work with SIMA to help develop the US crowdlending market, and agrees to work with SIMA on a best efforts basis to structure an initial $300,000, 4 month senior loan at an approximate 8.5% USD interest rate (subject to market conditions), thus affording an approximate $7.5% (subject to market conditions) rate to crowdlenders. Once the initial loan is made, the parties agree to use best efforts to conclude subsequent crowdlending loans cumulating up to $2 million.

B.Loan Contours

1.Principal Amount:Initial $300,000, to be followed by a series of similar Loans cumulating up to $2 million

2.Interest Rate in USD:8.5% (subject to market conditions and FX hedging)

3.Tenor:4 months /

4.Rank:Senior loan

5.Documents:Loan Agreement. SIMA shall use its best efforts to use as a template loan documentation which Agro Supply already has in place.

6.Utilization of Proceeds:Working capital for financing imputs for small holder farmers

7.Interest Payments:On maturity

8.Principal Repayment:Bullet with no prepayment penalty

9.Legal Costs:SIMA and Agro Supply shall each bear their own legal costs and expenses

10.ESG Compliance:Compliance with relevant Environmental, Social and Governance requirements as may be required by USAID and/or applicable law.

11.Impact:The Borrower to report [biannually] on progress towards mutually agreed social and environmental goals.

12.Timeline:

a.It is expected that obtaining SEC approval and completing the crowdlending campaign(s) and obtaining regulatory approvals may take as long as 6 months for the initial Loan.

b.Time frames for completing each subsequent series of Loans are expected to be completed on a monthly basis after the Initial Loan.

13.Conditions Precedent:

a.Regulatory Approval: SIMA will use best efforts to obtain receipt of regulatory approval for the Loan(s)

b.Due Diligence: satisfactory completion of further due diligence by SIMA.

14.Confidentiality and Publicity:

a.SIMA and Agro Supply agree to obtain each other’s mutual consent for any press releases or publicity, marketing or crowdlending material, including that which might contain non-public information.

b.The terms herein, as well as the fact that the proposed Loan is being negotiated, are confidential and may not be disclosed to any third parties (other than affiliates) except as mutually agreed in advance.

15.Jurisdiction: The proposed transaction is proposed to be governed by the laws of the State of New York, USA

The parties agree this MOU merely constitutes a statement of the parties’ present mutual intentions with respect to a proposed loan and credit facility, and that no binding obligations will be created unless and until completion of Conditions Precedent, the proposed transaction has been approved for regulatory and compliance purposes and definitive documentation is executed and delivered by the parties.

Date:April 3, 2024

Social Investment Managers and Advisors, LLC

By:
Name:	Michael Rauenhorst
Title:	Managing Partner

Agro Supply Limited

By:
Name:	Joseph Ogwal
Title:	CEO

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